Filed pursuant to Rule 433

Free Writing Prospectus dated March 12, 2014

Registration Statement No. 333-177552

UNITED RENTALS (NORTH AMERICA), INC.

Pricing Term Sheet — March 12, 2014

$850,000,000 5.75% Senior Notes due 2024

The following information, filed pursuant to Rule 433, supplements the Preliminary Prospectus Supplement dated March 12, 2014, to the accompanying Prospectus dated September 28, 2012, filed as part of Registration Statement No. 333-177552, as amended by Post-Effective Amendment No. 1 thereto.

Issuer:	United Rentals (North America), Inc. (the “Issuer”)

Title of Securities:	5.75% Senior Notes due 2024 (the “Notes”)

Aggregate Principal Amount:	$850,000,000

Distribution	SEC Registered

Gross Proceeds:	$850,000,000

Net Proceeds (before expenses):	$837,250,000

Maturity:	November 15, 2024

Issue Price:	100.00% plus accrued interest, if any, from March 26, 2014

Coupon:	5.75%

Yield to Maturity:	5.75%

Spread to Maturity:	306 bps

Benchmark:	7.5% UST due November 15, 2024

Interest Payment Dates:	May 15 and November 15

Record Dates	May 1 and November 1

First Interest Payment Date:	May 15, 2014

Optional Redemption:

Except as set forth below under “Optional Redemption with Equity Proceeds” and “Make-Whole Redemption”, the Issuer will not be entitled to redeem the Notes at its option prior to May 15, 2019. The Issuer may redeem some or all of the Notes, at its option, at any time on or after May 15, 2019, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest, if any, on the Notes redeemed, to the applicable redemption date, if redeemed during the twelve month period beginning on May 15 of the years indicated below, subject to the rights of holders on the relevant record date to receive interest on the relevant interest payment date:

	Year	Percentage

	May 15, 2019	102.875%

	May 15, 2020	101.917%

	May 15, 2021	100.958%

	May 15, 2022 and thereafter	100.00%

Optional Redemption with Equity Proceeds:

At any time, or from time to time, on or prior to May 15, 2017, the Issuer may, at its option, redeem up to 40% of the aggregate principal amount of the Notes with the net cash proceeds of certain equity offerings at a price equal to 105.75% of the principal amount of the Notes plus accrued and unpaid interest, if any, on the Notes redeemed to the applicable redemption date, provided that at least 50% of the aggregate principal amount of the Notes remains outstanding immediately after such redemption.

Make-Whole Redemption:

At any time, or from time to time, prior to May 15, 2019, the Issuer may, at its option, redeem some or all of the Notes at a price equal to 100% of the principal amount of the Notes plus a “make whole” premium of T+0.50%, plus accrued and unpaid interest, if any.

Special Mandatory Redemption:

If (i) the National Pump Acquisition is not consummated on or before the 45th day after the Notes are issued (or if such day is not a business day, then the next succeeding business day) (the “Acquisition Deadline”), (ii) the Issuer has determined that the National Pump Acquisition will not be consummated on or before the Acquisition Deadline and gives the trustee for the Notes a written notice to that effect, or (iii) the National Pump Asset Purchase Agreement is terminated in accordance with its terms or by agreement of the parties thereto, if the National Pump Acquisition has not been consummated, we will be required to redeem the Notes at a redemption price equal to 100% of the principal amount thereof, plus accrued and unpaid interest thereon to, but not including, the Special Mandatory Redemption Date. The ‘‘Special Mandatory Redemption Date’’ means the earliest to occur of (i) the Acquisition Deadline, if the National Pump Acquisition is not consummated on or before such date, (ii) the 10th business day following written notification by the Issuer to the trustee that the Issuer has determined that the National Pump Acquisition will not be consummated on or before the Acquisition Deadline, and (iii) the 10th business day following the termination of the National Pump Asset Purchase Agreement, if the National Pump Acquisition has not been consummated.

Change of Control:	Upon certain change of control events, putable at 101% of principal amount plus accrued and unpaid interest, if any.

Trade Date:	March 12, 2014

Settlement Date:	March 26, 2014

CUSIP/ISIN Numbers:	911365 BB9 / US911365BB94

Bookrunners:

Morgan Stanley & Co. LLC

Merrill Lynch, Pierce, Fenner & Smith Incorporated

Wells Fargo Securities, LLC

Citigroup Global Markets Inc.

Barclays Capital Inc.

Credit Suisse Securities (USA) LLC

Deutsche Bank Securities (USA), Inc.

Co-Managers:	Scotia Capital (USA) Inc. HSBC Securities (USA) Inc. Mitsubishi UFJ Securities (USA), Inc. J.P. Morgan Securities LLC

The Issuer has previously filed a registration statement (including a prospectus and a preliminary prospectus supplement) on Form S-3 with the Securities and Exchange Commission (the “SEC”), as amended by Post-Effective Amendment No. 1 thereto, for the offering to which this communication relates.  Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and post-effective amendment and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the Issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus and the prospectus supplement if you request them by contacting Morgan Stanley at 180 Varick Street, 2nd Floor, New York, NY 10014, Attn: Prospectus Department, (866) 718-1649 or via email at prospectus@morganstanley.com.

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